UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.   )*

EMMAUS LIFE SCIENCES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29137T101

(CUSIP Number)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 29137T101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Seah H. Lim, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,586,626
	6	SHARED VOTING POWER
None
	7	SOLE DISPOSITIVE POWER
4,586,626
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,586,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%
12	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 29137T101	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Emmaus Life Sciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

21250 Hawthorne Boulevard, Suite 800

Torrance, California 90503

Item 2(a).	Name of Person Filing

Seah H. Lim, M.D., Ph.D.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

21250 Hawthorne Boulevard, Suite 800
Torrance, California 90503

Item 2(c).	Citizenship

A U.S. citizen and resident of New York

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e).	CUSIP NUMBER

29137T101

Item 3.	STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

Not applicable.

Item 4.	Ownership

See Rows 5 through 11 of cover pages.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial holder of more than five percent of the class of securities, check the following.  ☐

CUSIP NO. 29137T101	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 29137T101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

/s/ Seah H. Lim, M.D., Ph.D.
Seah H. Lim, M.D., Ph.D.